82836

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2003 Interim Results – Unaudited

FINANCIAL HIGHLIGHTS

- Turnover increased by 12.2 per cent to US$1,008.7 million (HK$7,867.9 million) from US$899.1 million (HK$7,013.0 million), reflecting an improvement in Indofood's sales performance and appreciation of the rupiah.
- Profit attributable to ordinary shareholders increased by 36.9 per cent to US$36.7 million (HK$286.3 million) from US$26.8 million (HK$209.0 million).
- Excluding the effects of foreign exchange, recurring profit increased by 123.1 per cent to US$34.8 million (HK$271.4 million) from US$15.6 million (HK$121.7 million).
- Basic earnings per share increased by 35.3 per cent to US1.15 cents (HK8.97 cents) from US0.85 cent (HK6.63 cents).
- Consolidated gearing ratio improved to 2.79 times at 30 June 2003, compared with 3.01 times at 31 December 2002.
- The Directors do not recommend the payment of an interim dividend for 2003 (2002: Nil).

1

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT – UNAUDITED

For the six months ended 30 June	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Turnover – *Note 1*	**1,008.7**	899.1	**7,867.9**	7,013.0
Cost of sales	**(768.2)**	(676.5)	**(5,992.0)**	(5,276.7)
Gross profit	**240.5**	222.6	**1,875.9**	1,736.3
Distribution costs	**(74.0)**	(70.2)	**(577.2)**	(547.5)
Administrative expenses	**(68.0)**	(47.2)	**(530.4)**	(368.2)
Other operating income, net	**20.8**	32.2	**162.3**	251.1
Operating profit – *Notes 1 & 2*	**119.3**	137.4	**930.6**	1,071.7
Share of profits less losses of associated companies	**38.9**	11.0	**303.4**	85.8
Net borrowing costs – *Note 3*	**(60.1)**	(51.1)	**(468.8)**	(398.6)
Profit before taxation	**98.1**	97.3	**765.2**	758.9
Taxation – *Note 4*	**(20.9)**	(38.0)	**(163.0)**	(296.4)
Profit after taxation	**77.2**	59.3	**602.2**	462.5
Outside interests	**(40.5)**	(32.5)	**(315.9)**	(253.5)
Profit attributable to ordinary shareholders – *Note 5*	**36.7**	26.8	**286.3**	209.0

Per share data	2003 US¢	2002 US¢	2003* HK¢	2002* HK¢
Basic earnings per share – *Note 6*	**1.15**	0.85	**8.97**	6.63

CONDENSED CONSOLIDATED BALANCE SHEET

	(Unaudited) At 30 June 2003 US$m	(Audited) At 31 December 2002 US$m	(Unaudited) At 30 June 2003* HK$m	(Unaudited) At 31 December 2002* HK$m
Non-current assets				
Property and equipment	**730.0**	1,009.3	**5,694.0**	7,872.5
Associated companies	**33.2**	(24.5)	**259.0**	(191.1)
Long-term receivables, prepayments and deferred tax assets	**252.9**	274.9	**1,972.6**	2,144.3
Goodwill	**18.8**	19.3	**146.6**	150.5
	1,034.9	1,279.0	**8,072.2**	9,976.2
Current assets				
Cash and cash equivalents	**238.8**	203.3	**1,862.6**	1,585.7
Pledged deposits	**2.2**	22.9	**17.2**	178.6
Short-term investments	**53.9**	42.8	**420.4**	333.8
Accounts receivable, other receivables and prepayments – *Note 7*	**368.7**	389.0	**2,875.9**	3,034.3
Inventories	**368.4**	376.1	**2,873.5**	2,933.6
	1,032.0	1,034.1	**8,049.6**	8,066.0
Current liabilities				
Accounts payable, other payables and accruals – *Note 8*	**467.0**	455.2	**3,642.6**	3,550.6
Short-term borrowings	**302.8**	531.7	**2,361.8**	4,147.2
Provision for taxation	**26.6**	26.6	**207.5**	207.5
	796.4	1,013.5	**6,211.9**	7,905.3
Net current assets	**235.6**	20.6	**1,837.7**	160.7
Total assets less current liabilities	**1,270.5**	1,299.6	**9,909.9**	10,156.9
Equity capital and reserves				
Issued capital	**31.9**	31.9	**248.8**	248.8
Reserves	**(52.7)**	(103.1)	**(411.0)**	(804.2)
Shareholders' deficit	**(20.8)**	(71.2)	**(162.2)**	(555.4)
Outside interests	**333.1**	424.1	**2,598.2**	3,308.0
Non-current liabilities				
Loan capital and long-term borrowings	**808.0**	757.2	**6,302.4**	5,906.2
Deferred liabilities and provisions	**84.1**	118.9	**656.0**	927.4
Deferred taxation	**66.1**	70.6	**515.5**	550.7
	958.2	946.7	**7,473.9**	7,384.3
	1,270.5	1,299.6	**9,909.9**	10,156.9

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT – UNAUDITED

	Issued capital US$m	Share premium US$m	Exchange reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2002	31.4	908.7	(20.2)	(1,111.1)	(191.2)
Net gains not recognized in the profit and loss statement – Exchange translation	–	–	37.1	–	37.1
Dilution of interest in a subsidiary company	–	–	0.4	9.3	9.7
Net profit for the period	–	–	–	26.8	26.8
Balance at 30 June 2002	31.4	908.7	17.3	(1,075.0)	(117.6)
Balance at 1 January 2003	31.9	958.2	0.3	(1,061.6)	(71.2)
Net gains not recognized in the profit and loss statement – Exchange translation	–	–	9.0	–	**9.0**
Dilution of interests in a subsidiary and an associated company	–	–	0.5	4.2	**4.7**
Net profit for the period	–	–	–	36.7	**36.7**
Balance at 30 June 2003	**31.9**	**958.2**	**9.8**	**(1,020.7)**	**(20.8)**

	Issued capital HK$m*	Share premium HK$m*	Exchange reserve HK$m*	Revenue reserve HK$m*	Total HK$m*
Balance at 1 January 2002	244.9	7,087.9	(157.6)	(8,666.6)	(1,491.4)
Net gains not recognized in the profit and loss statement – Exchange translation	–	–	289.4	–	289.4
Dilution of interest in a subsidiary company	–	–	3.1	72.6	75.7
Net profit for the period	–	–	–	209.0	209.0
Balance at 30 June 2002	244.9	7,087.9	134.9	(8,385.0)	(917.3)
Balance at 1 January 2003	248.8	7,474.0	2.3	(8,280.5)	(555.4)
Net gains not recognized in the profit and loss statement – Exchange translation	–	–	70.2	–	**70.2**
Dilution of interests in a subsidiary and an associated company	–	–	3.9	52.8	**56.7**
Net profit for the period	–	–	–	286.3	**286.3**
Balance at 30 June 2003	**248.8**	**7,474.0**	**76.4**	**(7,961.4)**	**(162.2)**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT – UNAUDITED

For the six months ended 30 June	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Operating profit	**119.3**	137.4	**930.6**	1,071.7
Foreign exchange gains, net	**(9.8)**	(18.7)	**(76.4)**	(145.9)
Losses on dilution of interests in a subsidiary and an associated company	**3.2**	0.6	**25.0**	4.7
Depreciation	**26.8**	26.8	**209.0**	209.0
Payments in respect of deferred liabilities and provisions	**(5.8)**	–	**(45.3)**	–
Loss on sale of property and equipment	**0.9**	0.3	**7.0**	2.3
Decrease/(increase) in working capital+	**58.0**	(48.6)	**452.4**	(379.0)
Others	**(24.2)**	(25.8)	**(188.8)**	(201.2)
Net cash inflow generated from operations	**168.4**	72.0	**1,313.5**	561.6
Interest received	**9.9**	12.4	**77.2**	96.7
Interest paid	**(66.0)**	(40.0)	**(514.8)**	(312.0)
Tax paid	**(16.4)**	(18.7)	**(127.9)**	(145.9)
Net cash inflow from operating activities	**95.9**	25.7	**748.0**	200.4
Purchase of property and equipment and others	**(40.7)**	(56.2)	**(317.5)**	(438.4)
Sale of businesses, property and equipment and others	**75.7**	2.0	**590.5**	15.6
Loans (to)/repaid by associated companies	**(11.0)**	0.6	**(85.8)**	4.7
Net cash inflow/(outflow) from investing activities	**24.0**	(53.6)	**187.2**	(418.1)
Net borrowings repaid	**(102.0)**	(118.5)	**(795.6)**	(924.3)
Payment in connection with the shares repurchased by a subsidiary company	–	(35.3)	–	(275.3)
Shares issued to outside interests by a subsidiary company	**5.6**	19.9	**43.7**	155.2
Dividends paid to outside interests by a subsidiary company	–	(0.9)	–	(7.0)
Net cash outflow from financing activities	**(96.4)**	(134.8)	**(751.9)**	(1,051.4)
Increase/(decrease) in cash and cash equivalents	**23.5**	(162.7)	**183.3**	(1,269.1)
Cash and cash equivalents at 1 January	**203.3**	310.1	**1,585.7**	2,418.8
Exchange translation	**12.0**	14.6	**93.6**	113.9
Cash and cash equivalents at 30 June	**238.8**	162.0	**1,862.6**	1,263.6
Representing				
Cash and bank balances	**238.8**	162.0	**1,862.6**	1,263.6

\+ *Changes in working capital are stated excluding movements due to acquisitions and disposals of subsidiary companies.*

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Ko[…] dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dolla[…]*

Notes:–

1. **Segmental information**
Segmental information, relating to the Group's business activities and geographical markets, follows. Analysis by busin[…] activities is the Group's primary reporting format as this is more relevant to the Group when making operational a[…] financial decisions.

By principal business activities – 2003

For the six months ended 30 June	Consumer US$m	Telecommunications US$m	Property and Transportation US$m	Head Office US$m	2003 Total US$m	2003 Tota[…] HK$m
Profit and loss						
Segment revenue – turnover	970.7	–	38.0	–	1,008.7	7,867.[…]
Segment results/operating profit	105.2	–	34.0	(19.9)	119.3	930.[…]
Share of profits less losses of associated companies	(0.2)	18.1	21.0	–	38.9	303.[…]
Net borrowing costs					(60.1)	(468.[…]
Profit before taxation					98.1	765.[…]
Taxation					(20.9)	(163.[…]
Profit after taxation					77.2	602.[…]
Outside interests					(40.5)	(315.[…]
Profit attributable to ordinary shareholders					36.7	286.[…]
Other information						
Capital expenditure	35.8	–	2.5	–	38.3	298.[…]
Depreciation and amortization	23.9	–	4.4	–	27.3	212.[…]
Other non-cash expenses	2.2	–	–	–	2.2	17.[…]

By principal geographical markets – 2003
For the six months ended 30 June

	Indonesia US$m	Philippines US$m	2003 Total US$m	2003* Total HK$m
Turnover	970.7	38.0	1,008.7	7,867.9
Capital expenditure	35.8	2.5	38.3	298.7

By principal business activities – 2002

For the six months ended 30 June	Consumer US$m	Telecommunications US$m	Property and Transportation US$m	Discontinued operation[(1)] US$m	Head Office US$m	2002 Total US$m	2002* Total HK$m
Profit and loss							
Segment revenue – turnover	836.4	–	62.3	0.4	–	899.1	7,013.0
Segment results/operating profit	131.6	–	25.3	(2.3)	(17.2)	137.4	1,071.7
Share of profits less losses of associated companies	0.1	20.6	(9.7)	–	–	11.0	85.8
Net borrowing costs						(51.1)	(398.6)
Profit before taxation						97.3	758.9
Taxation						(38.0)	(296.4)
Profit after taxation						59.3	462.5
Outside interests						(32.5)	(253.5)
Profit attributable to ordinary shareholders						26.8	209.0
Other information							
Capital expenditure	45.3	–	17.8	–	–	63.1	492.2
Depreciation	22.6	–	4.2	–	–	26.8	209.0
Other non-cash expenses	1.9	–	–	–	–	1.9	14.8

By principal geographical markets – 2002
For the six months ended 30 June

	Indonesia US$m	Philippines US$m	Discontinued operation[(1)] US$m	2002 Total US$m	2002* Total HK$m
Turnover	836.4	62.3	0.4	899.1	7,013.0
Capital expenditure	45.3	17.8	–	63.1	492.2

(1) Represents Infrontier Limited (Infrontier).

2. Operating profit

For the six months ended 30 June	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Operating profit is stated after (charging)/crediting				
Cost of inventories sold	(614.6)	(554.6)	(4,793.9)	(4,325.9)
Depreciation	(26.8)	(26.8)	(209.0)	(209.0)
Losses on dilution of interests in a subsidiary and an associated company	(3.2)	(0.6)	(25.0)	(4.7)
Doubtful debt provisions	(2.2)	(1.9)	(17.2)	(14.8)
Loss on sale of property and equipment	(0.9)	(0.3)	(7.0)	(2.3)
Amortization of goodwill (included in other operating expenses)	(0.5)	–	(3.9)	–
Net exchange gains on monetary items	9.8	18.7	76.4	145.9
Unrealized gains on short-term investments	3.3	0.2	25.7	1.6

3. Net borrowing costs

For the six months ended 30 June	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Loan capital	0.8	3.3	6.2	25.7
Bank loans, overdrafts and other loans	69.2	57.8	539.8	450.8
Total interest expense	70.0	61.1	546.0	476.5
Other borrowing costs	–	4.2	–	32.8
Total borrowing costs	70.0	65.3	546.0	509.3
Less borrowing costs capitalized in development properties	–	(2.0)	–	(15.6)
Less interest income	(9.9)	(12.2)	(77.2)	(95.1)
Net borrowing costs	60.1	51.1	468.8	398.6

4. Taxation

No Hong Kong profits taxation (2002: Nil) has been provided as the Group had no estimated assessable profits (2002: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

For the six months ended 30 June	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Subsidiary companies				
Current taxation – Overseas	15.8	13.0	123.2	101.4
Deferred taxation – Overseas	(4.1)	15.4	(32.0)	120.1
Subtotal	11.7	28.4	91.2	221.5
Associated companies				
Current taxation – Overseas	5.3	2.2	41.3	17.2
Deferred taxation – Overseas	3.9	7.4	30.5	57.7
Subtotal	9.2	9.6	71.8	74.9
Total	20.9	38.0	163.0	296.4

The effective tax rate for 2003 was 21.3% (2002: 39.1%). The reduction in effective tax rate was principally due to reduced losses at Metro Pacific.

5. Profit attributable to ordinary shareholders

Profit attributable to ordinary shareholders includes US$1.9 million (HK$14.8 million) (2002: US$11.2 million; HK$87.4 million) net exchange gains that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of PLDT and Indofood.

6. Basic earnings per share

For the six months ended 30 June	2003 U.S.	2002 U.S.	2003* HK	2002* HK
Basic earnings per share is based on				
– profit attributable to ordinary shareholders of ($m)	36.7	26.8	286.3	209.0
– and an average number of shares in issue of (millions)	3,186.0	3,139.8	3,186.0	3,139.8
resulting in basic earnings per share of (cents)	1.15	0.85	8.97	6.65

No diluted earnings per share for the six months period ended 30 June 2003 and 2002 have been presented as the outstanding convertible bonds, convertible notes and convertible preferred shares of the Company, a subsidiary and an associated company have anti-dilutive effects on the basic earnings per share for these periods. In addition, no diluting events existed in respect of the outstanding share options of the Company, a subsidiary and an associated company during these periods.

7. **Accounts receivable, other receivables and prepayments**

Included in accounts receivable, other receivables and prepayments are trade receivables of US$184.0 million (HK$1,435.2 million) (31 December 2002: US$201.1 million; HK$1,568.6 million), with an ageing profile as below.

	At 30 June 2003 US$m	At 31 December 2002 US$m	At 30 June 2003* HK$m	At 31 December 2002* HK$m
0 to 30 days	149.0	160.3	1,162.2	1,250.4
31 to 60 days	13.7	11.8	106.9	92.0
61 to 90 days	4.7	8.3	36.6	64.7
Over 90 days	16.6	20.7	129.5	161.5
Total	**184.0**	201.1	**1,435.2**	1,568.6

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15-60 days of credit. Metro Pacific collects contract receivables by installments over periods ranging from two to five years.

8. **Accounts payable, other payables and accruals**

Included in accounts payable, other payables and accruals are trade payables of US$144.2 million (HK$1,124.8 million) (31 December 2002: US$175.6 million; HK$1,369.7 million), with an ageing profile as below.

	At 30 June 2003 US$m	At 31 December 2002 US$m	At 30 June 2003* HK$m	At 31 December 2002* HK$m
0 to 30 days	117.9	129.0	919.6	1,006.2
31 to 60 days	6.2	11.9	48.4	92.8
61 to 90 days	10.1	25.1	78.8	195.8
Over 90 days	10.0	9.6	78.0	74.9
Total	**144.2**	175.6	**1,124.8**	1,369.7

9. **Contingent liabilities**

At 30 June 2003, the Company has a guarantee of US$88.6 million (HK$691.1 million) (31 December 2002: US$92.6 million; HK$722.3 million) which relates to credit facilities extended to Escotel. The credit facilities are guaranteed by Escotel's shareholders on a pro-rata basis and, thus, represents the Group's 49 per cent share of Escotel's borrowings.

The non-compliance of certain financial ratios under certain of Escotel's loan facilities may provide a basis for the lenders to accelerate the credit facilities which may then enable the lenders to access the guarantees provided by Escotel's shareholders. In the event that such guarantees are called upon by the lenders, they will become unsecured and short-term debts of the Company. However, Escotel's loan principal and interest payments remain current at and subsequent to 30 June 2003.

10. **Employee information**

The following information relates to the Head Office and its subsidiaries.

For the six months ended 30 June	2003 US$m	2002 US$m	2003* HK$m	2002* HK$m
Employee remuneration (including Directors' remuneration)	82.0	71.6	639.6	558.5

Number of employees	2003	2002
At 30 June	44,490	48,500
Average for the period	44,515	47,045

Remuneration of Executive Directors and senior executives are determined by the Managing Director who is advised by compensation and benefits consultants. The Managing Director's remuneration is subject to the review of the Non-executive Directors representing the major shareholder. The fees and emoluments of Non-executive Directors are determined by the Managing Director based on the recommendations from compensation and benefits consultants. The Company will restructure the Remuneration Committee to be composed of at least a majority of Independent Non-executive Directors to make recommendations to the Board regarding the remuneration of the Executive Directors.

11. **Subsequent event**

On 29 July 2003, CAB Holdings Limited (CAB), a wholly-owned subsidiary of the Company, completed an issue of US$115 million (HK$897.0 million) in principal amount of secured bonds. The bonds bear interest at the rate of 8.25 per cent per annum payable six month in arrear, mature on 29 July 2006 at their aggregate principal amount, and are secured by the Group's 51.5 per cent interest in Indofood held by CAB. The net proceeds from the issue of the bonds have been applied to prepay an outstanding secured debt, which was originally due and repayable in December 2003.

12. **Comparative figures**

Certain comparative figures have been reclassified to confirm with the current period's presentation.

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution Summary

For the six months ended 30 June	Turnover 2003 US$m	Turnover 2002 US$m	Contribution to Group profit(i) 2003 US$m	Contribution to Group profit(i) 2002 US$m
PLDT(ii)	–	–	33.7	17.4
Indofood	970.7	836.4	14.9	24.8
Metro Pacific	38.0	62.3	(4.4)	(15.1)
Escotel(ii)	–	–	(1.1)	0.6
From continuing businesses	**1,008.7**	898.7	**43.1**	27.7
From a disposed business(iii)	–	0.4	–	(2.3)
From operations	**1,008.7**	899.1	**43.1**	25.4
Corporate overhead			(3.4)	(5.0)
Interest expense			(4.2)	(9.6)
Interest income			2.3	4.8
Other expenses			(3.0)	–
Recurring profit			**34.8**	15.6
Foreign exchange gains			1.9	11.2
Profit attributable to ordinary shareholders(iv)			**36.7**	26.8

(i) After taxation and outside interests, where appropriate.
(ii) Associated companies.
(iii) Represents Infrontier.
(iv) In 1H03, the Group's net non-recurring items were nil, which mainly comprised Metro Pacific's Pesos 0.4 billion (First Pacific's share: US$6.3 million) gains on dacion transactions and PLDT's Pesos 1.4 billion (First Pacific's share: US$6.3 million) manpower reduction costs.

PLDT

Philippine Long Distance Telephone Company (PLDT) is a telecommunications provider in the Philippines. Through its three principal business groups – Wireless (principally through wholly-owned subsidiary Smart Communications, Inc. (Smart)); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT) – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular, fixed line, internet and satellite networks.

PLDT's operations are principally denominated in pesos, which averaged Pesos 53.58 (1H02: Pesos 50.72) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments are made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2003	2002
	Pesos mln	Pesos mln
Net income under Philippine GAAP(i)	**1,780**	2,708
Preference dividends(ii)	**(785)**	(813)
Net income attributable to common shareholders	**995**	1,895
Differing accounting treatments(iii)		
– Reclassification/reversal of non-recurring items	**5,174**	–
– Foreign exchange accounting	**835**	2,852
– Fair values on acquisition	**–**	1,400
– Piltel losses	**(535)**	(1,230)
– Others	**381**	218
Intragroup items(iv)	**140**	140
Adjusted net income under Hong Kong GAAP	**6,990**	5,275
Foreign exchange(v)	**434**	(1,652)
PLDT's net income as reported by First Pacific	**7,424**	3,623
	US$m	US$m
Net income at prevailing average rates for 2003: Pesos 53.58 and 2002: Pesos 50.72	**138.6**	71.4
Contribution to First Pacific Group profit, at an average shareholding of 2003: 24.3% and 2002: 24.4%	**33.7**	17.4

(i) PLDT has restated its net income for 1H02 from Pesos 2,755 million to Pesos 2,708 million after changing the revenue recognition policy for prepaid cards from sale to usage. As First Pacific has already adjusted for this in prior year's GAAP adjustments, no further adjustment is required.

(ii) First Pacific present net income after deduction of preference dividends.

(iii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items. In order to illustrate underlying recurring operational results, such items are reallocated and presented separately. Adjustments for 1H03 of Pesos 5.2 billion principally relate to impairment provisions for satellite and other assets (Pesos 3.8 billion), which were fully provided by First Pacific in prior years, and manpower reduction costs (Pesos 1.4 billion).*
- *Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment reverses the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.*
- *Fair values on acquisition: First Pacific made certain fair value adjustments at the time of its acquisition of PLDT, such that certain PLDT assets are held at different values in First Pacific's accounts. Accordingly, the adjustment reverses the depreciation on assets that First Pacific has already written down. Such assets were fully depreciated by PLDT in 2002.*

(iv) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(v) To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

PLDT contributed a profit of US$33.7 million (1H02: US$17.4 million) to the Group, reflecting:

- strong growth in Wireless, principally Smart's revenues growing to Pesos 22.1 billion (US$412.5 million) (1H02: Pesos 14.5 billion; US$285.9 million) as its GSM subscribers reached 8.1 million (1H02: 5.3 million) and ARPU's remained healthy at about Pesos 563 (US$10.5) (1H02: Pesos 604; US$11.9). Smart continued to drive down subscriber acquisition costs to Pesos 1,075 (US$20.1) (1H02: Pesos 1,464; US$28.9) allowing its payback period for prepaid subscribers to improve to 1.3 months (1H02: 2.4 months) based on current ARPU levels;
- stable Fixed Line revenues at Pesos 22.9 billion (US$427.4 million) (1H02: Pesos 22.7 billion; US$447.6 million) and improved the ratio of fixed lines per employee to 200 as of 15 July 2003 (1H02: 165) as a result of PLDT's implementation of its manpower reduction programme;
- increased revenues contribution from Information and Communications Technology as ePLDT's revenues grew to Pesos 863 million (US$16.1 million) (1H02: Pesos 396 million; US$7.8 million), but continued to incur losses reflecting the start-up nature of this business; and
- significant improvement in consolidated free cash flow in 1H03 to Pesos 9.4 billion (US$175.5 million) (1H02: Pesos 4.2 billion; US$82.8 million) and was utilized by PLDT Fixed Line and Smart to reduce debt by Pesos 5.6 billion (US$104.5 million) and Pesos 3.2 billion (US$59.7 million), respectively.

NDOFOOD

'T Indofood Sukses Makmur Tbk (Indofood) is the leading processed-foods group in Indonesia. Noodles, 'lour and Edible Oils & Fats are the principal businesses of Indofood. It also has interests in Distribution, 'ood Seasonings, Baby Foods and Snack Foods businesses.

ndofood's operations are principally denominated in rupiah, which averaged Rupiah 8,674 (1H02: Rupiah ,505) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. irst Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, ertain adjustments are made to Indofood's reported rupiah results to ensure compliance with Hong Kong ·AAP. An analysis of these adjustments follows.

	2003 Rupiah bln	2002 Rupiah bln
Net income under Indonesian GAAP	**309**	571
Differing accounting treatments[(i)]		
– Foreign exchange accounting	**27**	27
– Others	**(35)**	103
Adjusted net income under Hong Kong GAAP	**301**	701
Foreign exchange[(ii)]	**(51)**	(222)
Indofood's net income as reported by First Pacific	**250**	479
	US$m	US$m
Net income at prevailing average rates for 2003: Rupiah 8,674 and 2002: Rupiah 9,505	**28.8**	50.4
Contribution to First Pacific Group profit, at an average shareholding of 2003: 51.9% and 2002: 49.2%	**14.9**	24.8

(i) *Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.*
- *Others: 1H03 includes Rupiah 24.2 billion write-off of capitalized bonds issuance costs. 1H02 includes a reversal of Rupiah 82.3 billion of over-accrued pension costs in prior years.*

(ii) *To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.*

Indofood contributed a profit of US$14.9 million (1H02: US$24.8 million) to the Group, reflecting:
- a moderate increase in sales revenues principally as a result of increased average selling prices of three principal businesses – Noodles, Flour, and Edible Oils & Fats;
- Indofood's rupiah gross profit increased 4.5 per cent to Rupiah 2.0 trillion (US$230.3 million), and the rupiah gross margin for the period was 23.7 per cent (1H02: 23.6 per cent);
- increased costs for fuel, and selling and promotion activities. Indofood's rupiah operating margin for the period was 10.3 per cent (1H02: 10.9 per cent);
- increased interest costs in rupiah terms due to the higher average net debt level as a result of increased borrowings for working capital and capital expenditure requirements; and
- during the first half of 2003, Indofood issued a Rupiah 1.5 trillion (US$181.1 million) five-year Rupiah Bonds to repay certain debts with high interest costs, which include Rupiah 1.2 trillion (US$143.4 million) and US$37.7 million over the period. The Financial Review section contains further information on Indofood's net debt.

As of 30 June 2003, Indofood completed 75 per cent of its employee stock ownership programme (ESOP). It had issued 228.9 million new shares in May 2002 for the first phase and 58.4 million new shares in May 2003 for the second phase. The ESOP covers 457.8 million shares, representing five per cent of Indofood's issued and paid-up capital when the programme was approved in May 2001. The implementation of the third phase, representing the remaining 25 per cent of the programme, will be completed in May 2004.

METRO PACIFIC

Metro Pacific Corporation (Metro Pacific) is based and listed in Manila. Its property businesses include Landco Pacific Corporation (Landco), Pacific Plaza Towers (PPT) and Costa de Madera Inc., while its transportation business includes listed shipping subsidiary Negros Navigation Company (Nenaco).

Metro Pacific's operations are principally denominated in pesos, which averaged Pesos 53.58 (1H02: Pesos 50.72) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments are made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2003 Pesos mln	2002 Pesos mln
Net profit/(loss) under Philippine GAAP	**94**	(8,076)
Differing accounting treatments[(i)]		
– Reclassification/reversal of non-recurring items	**(421)**	7,188
– Others	**19**	45
Adjusted net loss under Hong Kong GAAP	**(308)**	(843)
Foreign exchange[(ii)]	**13**	(105)
Metro Pacific's net loss as reported by First Pacific	**(295)**	(948)
	US$m	US$m
Net loss at prevailing average rates for 2003: Pesos 53.58 and 2002: Pesos 50.72	**(5.5)**	(18.7)
Contribution to First Pacific Group profit, at an average shareholding of 2003: 80.6% and 2002: 80.6%	**(4.4)**	(15.1)

(i) *Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment is:*
- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not consider usual, operating items. In order to illustrate underlying recurring operational results, such items are reallocated and presented separately. Adjustments for 1H03 of Pesos 0.4 billion principally relate to gains on dacion transactions. Adjustment for 1H02 to reverse Metro Pacific's impairment provision of Pesos 7.2 billion in respect of its investment in BLC. First Pacific has, through its 2001 impairment provisions, already fully provided against this asset.*

(ii) *To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.*

Metro Pacific contributed a reduced loss of US$4.4 million (1H02: US$15.1 million) to the Group, reflecting a significant decline in borrowing costs. By 30 June 2003, Metro Pacific had successfully repaid, reached agreements in principle or advanced discussions for 92.2 per cent, of Pesos 11.9 billion (US$221.6 million), of the total outstanding debts of Pesos 12.9 billion (US$240.2 million) at parent company level. Metro Pacific continues its effort on debt restructuring and improving the operations of Landco, PPT and Nenaco.

ESCOTEL
Escotel Mobile Communications Limited (Escotel) is a GSM cellular telephone services provider based in New Delhi that commenced operations in 1996. Escotel operates in three circles: Uttar Pradesh (West), Haryana and Kerala.

Escotel's operations are principally denominated in rupees, which averaged Rupees 47.29 (1H02: Rupees 48.81) to the U.S. dollar.

Escotel contributed a loss of US$1.1 million (1H02: a profit of US$0.6 million) to the Group as a result of intensified competition from new operators, and pressure on tariffs due to introduction by the regulators of new caller party pay tariff regime. A five per cent increase in the subscriber base to 600,000 subscribers during the period was offset by the decline in ARPU to Rupees 361 (US$7.6) from Rupees 508 (US$10.4). The network expansion programme enlarges Escotel's network capacity.

FINANCIAL REVIEW

LIQUIDITY AND FINANCIAL RESOURCES

NET DEBT AND GEARING

An analysis of net debt and gearing for consolidated and associated companies follows.

CONSOLIDATED

	At 30 June 2003			At 31 December 2002		
	Net debt(i) US$m	Net assets/ (liabilities) US$m	Gearing(ii) (times)	Net debt(i) US$m	Net assets/ (liabilities) US$m	Gearing(ii) (times)
Head Office	91.5	808.0	0.09x	152.1	726.5	0.15x
Indofood	642.6	532.7	1.21x	676.9	463.8	1.46x
Metro Pacific	135.7	(56.2)	–	233.7	139.0	1.68x
Consolidated before goodwill reserve	869.8	1,284.5	0.68x	1,062.7	1,329.3	0.80x
Goodwill reserve	–	(972.2)	–	–	(976.4)	–
Consolidated after goodwill reserve	869.8	312.3	2.79x	1,062.7	352.9	3.01x
ASSOCIATED						
PLDT	2,765.0	1,672.9	1.65x	2,964.7	1,678.4	1.77x
Escotel	172.3	(87.9)	–	183.8	(36.3)	–

(i) Includes pledged deposits and excludes inter-company debt.
(ii) Calculated as net debt divided by net assets.

- Head Office gearing decreased as a result of a partial repayment of its bank loan with the proceeds from Metro Pacific's repayment of the Larouge loan.
- Indofood gearing declined as profits and a stronger rupiah enhanced net assets.
- Metro Pacific's net debt decreased and changed from positive net assets position to net liabilities position mainly because of the deconsolidation of BLC.
- PLDT's gearing declined as free cash flows reduced net debt.

MATURITY PROFILE

The maturity profile of consolidated debt and associated companies' debt follows.

CONSOLIDATED

	At 30 June 2003 US$m	At 31 December 2002 US$m
Within one year	303.6	531.7
One to two years	65.2	106.7
Two to five years	733.9	586.2
Over five years	8.1	64.3
TOTAL	1,110.8	1,288.9

The lengthening of the debt maturity profile principally reflects First Pacific's US$80 million prepayment of its bank loan and a lengthening of the profile of Indofood's debt during the period. In particular, US$39.2 million of Indofood's short-term debts with high interest costs were refinanced through a Rupiah 1.5 trillion (US$181.1 million) five-year Rupiah-bonds.

ASSOCIATED

	PLDT		Escotel	
	At 30 June 2003 US$m	At 31 December 2002 US$m	At 30 June 2003 US$m	At 31 December 2002 US$m
Within one year	436.6	374.9	41.8	30.6
One to two years	504.1	470.7	64.3	54.6
Two to five years	1,209.4	1,416.6	66.5	100.1
Over five years	822.0	907.0	–	–
TOTAL	2,972.1	3,169.2	172.6	185.3

CHARGES ON GROUP ASSETS

At 30 June 2003, certain bank loans and other borrowings were secured by the Group's property and equipment, accounts receivable and inventories equating to a net book value of US$61.8 million (31 December 2002: US$95.0 million). Apart from these, the Head Office's US$107.4 million bank loan is principally secured by the Group's interests in Indofood, PLDT and Metro Pacific of 51.5 per cent, 15.8 per cent and 80.6 per cent, respectively.

On 29 July 2003, following the refinancing of the US$107.4 million bank loan by the issuance of bonds in the amount of US$115 million, which are secured by the Group's 51.5 per cent interest in Indofood, the charges against the Group's investment in PLDT and Metro Pacific were released.

FIRST PACIFIC

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments, due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Company's adjusted net asset value (NAV) relate to investments denominated in rupiah or peso. Accordingly, any change in these currencies, against their respective 30 June 2003 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Company's adjusted NAV for a one per cent change of the rupiah and peso against the U.S. dollar.

Company	Effect on adjusted NAV(i) US$m	Effect on adjusted NAV per share HK cents
PLDT	4.34	1.06
Indofood	4.51	1.10
Metro Pacific	1.06	0.26
TOTAL	9.91	2.42

(i) Adjusted NAV is based on quoted share prices applied to the Company's economic interest.

(B) Group risk

The Group's operating results are denominated in local currencies, principally the rupiah and the peso, which are translated and consolidated to give the Group's result in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below:

Closing:	At 30 June 2003	At 31 December 2002	Six months change	At 30 June 2002	One year change
Rupiah	8,285	8,950	8.0%	8,713	5.2%
Peso	53.71	53.18	–1.0%	50.33	–6.3%

Average:	Six months ended 30 June 2003	12 months ended 31 December 2002	Six months change	Six months ended 30 June 2002	One year change
Rupiah	8,674	9,265	6.8%	9,305	9.6%
Peso	53.58	51.64	–3.6%	50.72	–5.3%

NET DEBT BY CURRENCY

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

CONSOLIDATED

	US$ US$m	Peso US$m	Rupiah US$m	HK$ US$m	Yen US$m	Rupee US$m	Total US$m
Total borrowings	417.6	141.4	444.4	107.4	–	–	1,110.8
Cash and cash equivalents(i)	(39.4)	(5.9)	(194.9)	(0.8)	–	–	(241.0)
NET DEBT	378.2	135.5	249.5	106.6	–	–	869.8
Representing:							
Head Office	(14.9)	(0.2)	–	106.6	–	–	91.5
Indofood	393.1	–	249.5	–	–	–	642.6
Metro Pacific	–	135.7	–	–	–	–	135.7
NET DEBT	378.2	135.5	249.5	106.6	–	–	869.8
ASSOCIATED							
PLDT	2,544.8	49.0	–	–	171.2	–	2,765.0
Escotel	69.6	–	–	–	–	102.7	172.3

(i) Includes pledged deposits.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

	Total US$ exposure US$m	Hedged amount(i) US$m	Unhedged amount(i) US$m	Profit effect of 1% currency change US$m	Group profit effect(ii) US$m
PLDT (Philippines)	2,544.8	(867.5)	1,677.3	16.8	2.8
Indofood (Indonesia)	393.1	(310.0)	83.1	0.8	0.3
Escotel (India)	69.6	(39.5)	30.1	0.3	0.1
Head Office(iii)	(14.9)	–	(14.9)	–	–
TOTAL	2,992.6	(1,217.0)	1,775.6	17.9	3.2

(i) Excludes the effect of "natural hedges".
(ii) Net of tax effect.
(iii) As the Group reports its results in U.S. dollars, unhedged HK dollar debt at the Head Office does not give rise to any significant exchange exposure.

INTEREST RATE RISK

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this follows, together with details for associated companies.

CONSOLIDATED

	Fixed interest rate borrowings US$m	Variable interest rate borrowings US$m	Cash and cash equivalents(i) US$m	Net debt US$m
Head Office	–	107.4	(15.9)	91.5
Indofood(ii)	333.0	528.9	(219.3)	642.6
Metro Pacific	36.4	105.1	(5.8)	135.7
CONSOLIDATED	369.4	741.4	(241.0)	869.8
ASSOCIATED				
PLDT	1,944.1	1,028.0	(207.1)	2,765.0
Escotel	128.9	43.7	(0.3)	172.3

(i) Includes pledged deposits.
(ii) In January 2003, Indofood entered into an interest rate swap agreement with a bank which effectively changed its US$280 million Euro-bonds from fixed interest rate (10.375 per cent) to variable interest rate (LIBOR + 7.39 per cent).

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

	Variable interest rate borrowings US$m	Profit effect of 1% change in interest rates US$m	Group profit effect(i) US$m
Head Office	107.4	1.1	1.1
Indofood	528.9	5.3	1.9
Metro Pacific	105.1	1.0	0.6
PLDT	1,028.0	10.3	1.7
Escotel	43.7	0.4	0.1
TOTAL	1,813.1	18.1	5.4

(i) Net of tax effect.

ADJUSTED NET ASSET VALUE PER SHARE

There follows a calculation of the Group's underlying worth, as assessed by calculating the adjusted NAV of each of the Group's listed investments.

	Basis	At 30 June 2003 Adjusted NAV US$m	At 30 June 2003 Invested Capital(i) US$m	At 31 December 2002 Adjusted NAV US$m
PLDT	(ii)	433.8	1,240.7	209.3
Indofood	(ii)	451.0	706.6	294.7
Metro Pacific	(ii)	106.1	648.8	45.1
HEAD OFFICE				
– Net debt		(91.5)	(91.5)	(152.1)
– Receivable	(iii)	–	–	90.0
TOTAL VALUATION	(iv)	899.4	2,504.6	487.0
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		3,186.0	3,186.0	3,186.0
Value per share				
– U.S. dollar		0.28	0.79	0.15
– HK dollars		2.20	6.13	1.19
Company's closing share price (HK$)		1.36	1.36	0.70
Share price discount to HK$ value per share (%)		38.2	77.8	41.2

(i) Before impairment provisions effected in 2001.
(ii) Adjusted NAV is based on quoted share prices applied to the Company's economic interest.
(iii) Represents the inter-company loan to Metro Pacific.
(iv) No value has been attributed to the Group's investment in Escotel, Mobile-8 and Infrontier.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

In March 2003, under its Employee Stock Ownership Programme, Indofood granted 228,900 options to qualified employees to purchase up to 114.5 million ordinary shares at an exercise price of Rupiah 825 per share. During the period, 116,739 of these options were exercised by the employees and Indofood issued 58.4 million new ordinary shares. The remaining 112,161 options were canceled on 15 May 2003 when they expired.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies during the period.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company, during this period, has not been in compliance with the Company's Code of Best Practice, which incorporates the items set out in Appendix 14 of the Rules Governing the Listing of Securities (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (the Stock Exchange).

In compliance with the additional requirement of the Stock Exchange's Code of Best Practice, the Company in 1998 established an Audit Committee, which is currently composed of three independent Non-executive Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal control, to protect the interests of the Company's shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

REVIEW STATEMENT BY THE AUDIT COMMITTEE

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules, the Audit Committee has reviewed the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2003, including the accounting principles and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2003.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for 2003 (2002: Nil).

INTERIM REPORT

The 2003 Interim Report will be sent to shareholders around the end of August 2003.

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director

18 August 2003